

April 20, 2012

Via E-Mail

Steve L. Camahort, Esq.
Shearman & Sterling LLP
Four Embarcadero Center, Suite 3800
San Francisco, CA 94111

> **RE:** **Onvia, Inc.**
> **Revised Preliminary Proxy Statement filed by Symphony Technology Group,**
>   **LLC et. al.**
> **Filed on April 19, 2012**
> **File No. 001-35164**

Dear Mr. Camahort:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement

Cover Letter

1.   We reissue comment 1 in part. With respect to our prior comment's first bullet point, please disclose the substance of your response.

Schedule I

2.   It has come to our attention that Eric T. Gillespie, a former employee of Onvia, has identified himself as working with you. Please include Mr. Gillespie as participant in this proxy solicitation (including all disclosure required with respect to participants) or provide us with an analysis explaining why he is not a participant. Also, please tell us whether he is part of a group, as defined in Rule 13d-5(b), with the remaining participants in this solicitation.

Background to the Solicitation, page 2

3.   It has come to our attention that representatives of STG met with representatives of the company on April 12, 2012. If true, please describe the meeting and indicate who participated in it.

<u>Reasons for Our Solicitation, page 3</u>

4.   We note the revised disclosure in response to prior comment 5. Please provide support for your belief that the company's stated technology architecture strategy involves "significant technical challenges" that you believe "are likely to result in additional costs, service quality issues and execution timeframe delays." In addition, describe the significant technical challenges referenced in your disclosure.

5.   On a related note, please clarify in your revised disclosure under the caption "Organizational/Staffing Risk" whether the executives referenced have not been replaced.

        Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                <u>/s/ Daniel F. Duchovny</u>
                                Daniel F. Duchovny
                                Special Counsel
                                Office of Mergers & Acquisitions